First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



                               February 25, 2021



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:                FT 9058 (file no. 333-249741)


Ladies/Gentlemen:

      The undersigned, FT 9058 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 2, 2021 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 9058
                                       By:  First Trust Portfolios L.P.


                                              By: /s/ Elizabeth H. Bull
                                                  _____________________
                                                  Elizabeth H. Bull
                                                  Senior Vice President